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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-3
RULE 13e -3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

USHEALTH GROUP, INC.
(FORMERLY, ASCENT ASSURANCE, INC.)
(NAME OF ISSUER)

SPECIAL SITUATIONS HOLDINGS, INC.—WESTBRIDGE
CAA ACQUISITION CORP.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

9173P109
(CUSIP Number of Class of Securities)

Alan H. Freudenstein
Special Situations Holdings, Inc.—Westbridge
11 Madison Avenue
New York, New York 10010
(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

with copy to:

Mark E. Palmer William B. Hobbs Linklaters 1345 Avenue of the Americas New York, New York 10105 (212) 424-9000	Patrick H. O'Neill USHEALTH Group, Inc. 3100 Burnett Plaza, Unit 33 801 Cherry Street Fort Worth, Texas 76102 (817) 878-3300	Robert S. Reder Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if this is a final amendment reporting the results of the transaction.    ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$1,101,569.50	$129.65

*
Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. Assumes the purchase of 3,553,450 shares of Common Stock, par value $.01 per share, of USHEALTH Group, Inc. at $.31 per share.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

SUMMARY TERM SHEET

        This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" merger involving USHEALTH Group, Inc. (formerly known as Ascent Assurance, Inc.) and CAA Acquisition Corp., how it affects you, what your rights are with respect to the merger as a stockholder of USHEALTH and the position of the people listed on the cover of the Schedule 13E-3 above the caption "Name of Person(s) Filing Statement," who are referred to herein as the "Filing Persons," on the fairness of the merger to you.

PURPOSE OF THE MERGER (Page 2).

        Special Situations Holdings, Inc.—Westbridge ("SSH") owns approximately 93% of the outstanding shares of USHEALTH common stock. Immediately prior to the merger discussed below, SSH will contribute such shares to CAA Acquisition Corp. ("CAA Acquisition"), a Delaware corporation and a wholly-owned subsidiary of SSH. SSH plans then to cause CAA Acquisition to merge with and into USHEALTH as a means of acquiring all of the other shares of USHEALTH common stock and to provide a source of liquidity to holders of those shares. USHEALTH will be the surviving entity of the merger, with the result that it will be directly wholly-owned by SSH.

PRINCIPAL TERMS OF THE MERGER.

        THE MERGER (Pages 1 and 10). As soon as practicable after SSH's contribution of its USHEALTH outstanding shares to CAA Acquisition, SSH will cause CAA Acquisition to merge with and into USHEALTH in a "short form" merger under Delaware General Corporation Law Section 253. CAA Acquisition does not intend to enter into a merger agreement with USHEALTH or to seek the approval of the directors of USHEALTH for the merger. Stockholders of USHEALTH will not be entitled to vote their shares with respect to the merger.

        MERGER PRICE (Page 1). Upon the effectiveness of the merger, each share of USHEALTH stock not owned by any of the Filing Persons will automatically be converted into the right to receive $.31 per share in cash.

        USHEALTH SHARES OUTSTANDING; OWNERSHIP BY SSH AND CAA ACQUISITION (Pages 1 and 13). As of April 15, 2005, a total of 50,763,826 shares of USHEALTH common stock were outstanding. In addition, as of April 15, 2005, 360,600 options to purchase shares of USHEALTH common stock were outstanding, all of which had an exercise price of $1.49 per share or greater. All such options to purchase shares of USHEALTH common stock outstanding will be cancelled and the option holders will receive no consideration therefor. As of April 15, 2005, SSH owned a total of 47,210,376 shares of USHEALTH common stock, or approximately 93% of the outstanding shares of USHEALTH.

        PAYMENT FOR SHARES (Page 10). CAA Acquisition will pay you for your shares of USHEALTH common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of USHEALTH within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. By sending LaSalle Bank, N.A. your stock certificates with a properly signed Letter of Transmittal, you will waive your appraisal rights described below. See Item 4, "Terms of the Transaction," in this Schedule 13E-3.

        SOURCE AND AMOUNT OF FUNDS (PAGE 16). The total amount of funds expected to be required by CAA Acquisition to pay the merger price for USHEALTH common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $1,341,789. CAA Acquisition will obtain these funds from SSH partly in the form of an unsecured loan and partly as a capital contribution from SSH. SSH has committed to provide any financing required by CAA Acquisition to consummate the proposed merger. There are no conditions to the financing of the merger.

THE FILING PERSONS' POSITION ON THE FAIRNESS OF THE MERGER (Page 5).

        The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of USHEALTH, based primarily on the following factors:

  •
  The market for USHEALTH's shares of common stock has been highly illiquid. The opportunity for a significant number of shares of USHEALTH common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote.

  •
  The merger represents an opportunity for the unaffiliated stockholders of USHEALTH to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of USHEALTH common stock.

  •
  The merger will provide USHEALTH's unaffiliated stockholders the right to receive cash for their shares of USHEALTH's common stock, and is not subject to any financing condition.

  •
  USHEALTH will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those instituted under the Sarbanes-Oxley Act of 2002.

  •
  The unaffiliated stockholders of USHEALTH are entitled to exercise appraisal rights and demand "fair value" for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash amount offered in the merger. See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger" and Item 4 "Terms of the Transaction" of this Schedule 13E-3.

  •
  To the knowledge of the Filing Persons, there have been no firm offers for the acquisition or control of USHEALTH or its assets during the last two years (other than the restructuring which occurred among USHEALTH, SSH and other parties in 2003 and resulted in SSH increasing its ownership of USHEALTH from 49% to 93%).

        See "Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger."

CONSEQUENCES OF THE MERGER (Page 3).

        Completion of the merger will have the following consequences:

  •
  USHEALTH will be a privately held corporation, with SSH owning 100% of the equity interest in USHEALTH and its business.

  •
  Only SSH will have the opportunity to participate in the future earnings and growth, if any, of USHEALTH. Similarly, only SSH will face the risk of losses generated by USHEALTH's operations or the decline in value of USHEALTH after the merger.

  •
  The shares of USHEALTH common stock will no longer be publicly traded. In addition, USHEALTH will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Schedule 13E-3.

  •
  Subject to the exercise of statutory appraisal rights, each of your shares will be converted into the right to receive $.31 per share in cash, without interest.

APPRAISAL RIGHTS (Page 10).

        You have a statutory right to dissent from the merger and demand payment of the fair value of your USHEALTH shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the Delaware General Corporation Law, plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $.31 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Delaware General Corporation Law. The statutory right of dissent is set out in Section 262 of the Delaware General Corporation Law and is complicated. A copy of Section 262 is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(c), "Terms of the Transaction—Appraisal Rights," in this Schedule 13E-3.

FOR MORE INFORMATION (Pages 8 and 9).

        More information regarding USHEALTH is available from its public filings with the Securities and Exchange Commission. See Item 2, "Subject Company Information," and Item 3, "Identity and Background of Filing Persons," in this Schedule 13E-3.

INTRODUCTION

        This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Special Situations Holdings, Inc.—Westbridge ("SSH") and (ii) CAA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SSH ("CAA Acquisition," and, together with SSH, the "Filing Persons"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the "Merger") of CAA Acquisition with and into USHEALTH Group, Inc., a Delaware corporation (formerly known as Ascent Assurance, Inc. (the "Company" or "USHEALTH")), pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). The effective date (the "Effective Date") of the Merger is expected to be May 16, 2005 or as soon thereafter as possible.

        As of April 15, 2005, there were issued and outstanding 50,763,826 shares of common stock, $.01 par value per share (the "Shares"), of the Company. As of April 15, 2005, SSH held approximately 47,210,376 Shares representing approximately 93% of the total Shares outstanding. SSH intends to contribute the Shares it owns to CAA Acquisition immediately before the Effective Date. On the Effective Date, CAA Acquisition intends to acquire through the Merger the Shares that CAA Acquisition does not then own.

        Upon the consummation of the Merger, each outstanding Share will be cancelled and each outstanding Share not held by CAA Acquisition, the Company and stockholders of the Company who properly exercise statutory appraisal rights under the DGCL, will be automatically converted into the right to receive $.31 per Share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such Share to LaSalle Bank National Association (the "Paying Agent"). The Paying Agent's address and telephone number are: 135 S. LaSalle Street, Suite 1960, Chicago, IL 60603, Attn: Mr. Joseph Pellicore, (312) 904-2584.

        Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of the Company within 10 calendar days following the Effective Date and should be read carefully.

        Under the DGCL, no action is required by the Board of Directors or the stockholders of the Company, other than CAA Acquisition, for the Merger to become effective. The Company will be the surviving corporation in the Merger. As a result of the Merger, SSH will be the only stockholder of the Company.

        As of April 15, 2005, options to purchase a total of 360,600 Shares (the "Options") were outstanding. The exercise prices of the outstanding Options range from $1.49 to $4.39. All Options to purchase shares of USHEALTH common stock outstanding at an exercise price of $1.49 or greater per share will be cancelled and the option holders will receive no consideration therefor.

        This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons' strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.

SPECIAL FACTORS

PURPOSE, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purpose

        On April 14, 2005, the Board of Directors of SSH authorized the management of SSH to proceed with a proposal to merge CAA Acquisition, its wholly-owned subsidiary, into USHEALTH, thereby making USHEALTH a wholly-owned subsidiary of SSH. The purpose of the Merger is for SSH to acquire the minority public interest in USHEALTH and to provide USHEALTH's stockholders other than CAA Acquisition (the "Public Stockholders") with $.31 in cash for each of their Shares. Following the Merger, SSH plans to retain USHEALTH as part of its business. SSH believes that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the Public Stockholders because the Shares are not readily saleable in the public market. SSH also believes that, given USHEALTH's very small stockholder base (estimated to be approximately 1430 beneficial stockholders), the costs of maintaining USHEALTH's status as a public company are not justified.

Alternatives

        SSH and CAA Acquisition believe that effecting the transaction by way of a short-form merger with CAA Acquisition under Section 253 of the DGCL is the quickest and most cost effective way for SSH to acquire the outstanding public minority equity interest in USHEALTH. SSH and CAA Acquisition considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of USHEALTH's Board of Directors and of the Public Stockholders of USHEALTH. SSH and CAA Acquisition also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would likely still be required.

Reasons

        In determining whether to acquire the outstanding public minority equity interest in USHEALTH and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking USHEALTH private:

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  the reduction in the amount of public information available to competitors about the Company's businesses that would result from the termination of the Company's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");

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  the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission, publish and distribute to its stockholders annual reports and proxy statements or comply with Section 404 of the Sarbanes-Oxley Act of 2002), that the Filing Persons anticipate could result in savings of approximately $500,000 per year, including audit and legal fees;

  •
  the fact that the public market offers very little liquidity for investors, as average daily trading volume was only 0.2% of the public float, average weekly trading volume was only 1.73% of the public float and the stock did not trade on 48% of trading days in each case in 2004; and

  •
  the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company.

        The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in the Company, including leaving the Company as a majority-owned, public subsidiary.

        In the view of the Filing Persons, the principal advantage of leaving the Company as a majority-owned, public subsidiary would be the ability of the Filing Persons to invest for other purposes the cash that would otherwise be required to buy the minority stockholder interest in the Company. The disadvantages of leaving the Company as a majority-owned, public subsidiary which were considered by the Filing Persons included the inability to achieve many of the benefits discussed above. The Filing Persons concluded that the advantages of leaving the Company as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

        The Filing Persons also considered the low volume of trading in the Shares and considered the fact that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. In addition, the Filing Persons considered trends in the price of the Shares during the past twelve months.

        The Filing Persons have determined to effect the Merger at this time (i.e., on or about May 16, 2005 because they wish to immediately realize the benefits of taking the Company private, as discussed above. The Company's stock price was not a significant factor in the timing of the Filing Persons' decision to propose the Merger.

        This Rule 13e-3 transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows the Company to become a wholly-owned subsidiary of SSH without any action by the Board of Directors of the Company or the Public Stockholders.

Effects

        General.    Upon completion of the Merger, SSH will have complete control over the conduct of the Company's business and will have a 100% interest in the net assets, the net book value and the net earnings of the Company. In addition, SSH will receive the benefit of the right to participate in any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. SSH will indirectly realize all of the benefit in the estimated $500,000 per year of cost savings resulting from the Company no longer being public. The Filing Persons' beneficial ownership of the Company immediately prior to the Merger in the aggregate amounts to approximately 93%. Upon completion of the Merger, SSH's interest in the Company's book value (approximately $34.74 million as of December 31, 2004) and net loss ($(2.3) million for the year ended December 31, 2004), will increase from approximately 93% to 100% of those amounts. The Filing Persons do not believe that the Merger will have any positive or negative effect on whether the Filing Persons will be able to use any of the Company's prior tax losses to shelter any future income.

        Stockholders.    Upon completion of the Merger, the Public Stockholders will no longer have any interest in, and will not be stockholders of, the Company and therefore will not participate in the Company's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. In addition, the Public Stockholders will not share in any distribution of proceeds after any sales of businesses of the Company, whether contemplated at the time of the Merger or thereafter. See Item 6(c), "Purposes of the Transaction and Plans or Proposals—Plans." All of the Public Stockholders' other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive appraisal rights upon certain mergers or consolidations of the Company (unless such appraisal rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of a Public Stockholder's holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.

        Upon completion of the Merger, the Public Stockholders also will not bear the risks of potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, the Public Stockholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in the Company, in the form of the Shares. In summary, if the Merger is completed, the Public Stockholders will have no ongoing rights as stockholders of the Company (other than statutory appraisal rights in the case of Public Stockholders who are entitled to and perfect such rights under Delaware law).

        The Shares.    Once the Merger is consummated, public trading of the Shares will cease. SSH intends to deregister the Shares under the Exchange Act. As a result, the Company will no longer be required to file annual, quarterly and other periodic reports with the Commission under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the principal stockholder of the Company will no longer be subject to reporting its ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to the Company certain profits from the purchase and sale of Shares.

        Treatment of Options.    Currently, the Company has outstanding Options to purchase 360,600 Shares. On the Effective Date, all Options will terminate. Because the exercise price of the Options well exceeds the Merger Price, the Options have no apparent value and it is unlikely that they will be exercised.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax consequences of the Merger to beneficial owners of the Shares. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular investors and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, or investors whose functional currency is not the U.S. dollar).

        This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions all as currently in effect and all subject to change at any time, possibly with retroactive effect.

        THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL BENEFICIAL OWNERS OF SHARES SHOULD CONSULT THEIR TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

        The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the stockholder's statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. A stockholder will generally recognize capital gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash the stockholder receives in the Merger and the stockholder's adjusted tax basis in the Shares. A stockholder's basis in a Share will generally be the cost at which it was purchased. Capital gain or loss will be long term capital gain or loss if the stockholder had held the shares for more than one year.

        The cash payments made to stockholders pursuant to the Merger will be reported to the IRS and to the stockholder as may be required under applicable regulations. Backup withholding may apply to these payments if the stockholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain stockholders (including, among others, corporations) are not subject to backup withholding. Stockholders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

        Because SSH currently beneficially owns a majority of the Shares and all of the shares of CAA Acquisition, the Filing Persons may be deemed "affiliates" of the Company within the meaning of Rule 12b-2 under the Exchange Act. Accordingly, the rules of the Commission require the Filing Persons, as affiliates of the Company, to express their belief as to the substantive and procedural fairness of the Merger to the Public Stockholders.

        Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Stockholders (and that at least fair value if being paid for the Shares). This belief is based on the following factors:

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  Financial Analysis. In considering the fairness of the Merger from a financial point of view to the Public Stockholders, the SSH Board of Directors reviewed, relied in part upon, and adopted an analysis of the ranges of potential values of the Shares that result from the application of accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by the management of SSH ("SSH Management") at the direction of the SSH Board of Directors for the SSH Board of Directors' review, consideration and adoption. The financial analyses undertaken by SSH Management included an analysis based upon multiples of EBITDA, net book values and earnings. SSH Management considered an analysis of multiples of companies engaged in businesses which SSH Management judged to be analogous to USHEALTH's business ("Comparables"), however, all Comparables are in significantly better financial health than USHEALTH. Specifically, the Comparables are mostly profitable and growing revenue, while USHEALTH has continued to generate losses and has suffered a continual decline in revenue over the past several years. Because USHEALTH has reported losses in the past year, historic multiple analysis would not provide meaningful results. Therefore, it was necessary for SSH management to adjust USHEALTH's historical earnings upwards to a theoretical gain that could then be used in market multiple analyses. As a result, the analysis based upon multiples of EBITDA for 2004 and estimated 2005 indicated an estimated range of equity values for the Shares of approximately $0.14 to $0.32 per Share (excluding Shares held in treasury but after giving effect to Shares issuable upon exercise of Options). The analysis based upon net book values as of December 31, 2004 indicated an estimated equity value for the Shares of approximately $0.21 per Share (excluding Shares held in treasury and Shares issuable upon exercise of Options). The analysis based upon estimated 2005 earnings indicated an estimated equity value for the Shares of approximately $0.21 per Share (excluding Shares held in treasury and Shares issuable upon exercise of Options).

  •
  Information concerning the financial performance, condition, business operations and prospects of USHEALTH. The SSH Board of Directors believed the Merger Price to be appropriate in light of USHEALTH's current financial performance, profitability and growth prospects. The Company reported net losses of ($2.3) million, ($1.3) million, and ($0.9) million for 2004, 2003 and 2002, respectively. The ($1.0) million increase in the net loss from 2003 to 2004 was principally due to non-recurring charges of ($3.0) million for executive compensation and severance and a ($1.1) million increase in loss from discontinued operations offset by a $3.3 million decrease in interest expense on notes payable to and redeemable preferred stock held by related parties.

  •
  The market price and relative lack of liquidity for the Shares, and the liquidity that will be realized by the Public Stockholders from the Merger. The SSH Board of Directors believed that the liquidity that would result from the Merger would be beneficial to the Public Stockholders of USHEALTH because SSH's ownership of approximately 93% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and

    (2) decreases the likelihood that a proposal to acquire the Shares by an independent entity could succeed without the consent of SSH. The Merger will provide consideration to the Public Stockholders entirely in cash and is not subject to any financing condition.

  •
  Net book value analysis. Based on USHEALTH's audited consolidated balance sheet at December 31, 2004, USHEALTH had total net book value of approximately $34.74 million, resulting in book values per Share of $0.69 on such balance sheet date (excluding Shares held in treasury and Shares issuable upon exercise of Options). The Company's public comparables trade at various multiples of book value based on their respective returns on equity. After adjusting for USHEALTH's return on equity, which is substantially lower than its peers, the Board of Directors of SSH determined that the appropriate value for the Company using the net book value analysis is $0.21 per Share.

  •
  Liquidation value analysis. The Board of Directors of SSH did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that USHEALTH be liquidated, whether or not the Merger was completed.

        In 2002, USHEALTH solicited buyers for the Company. In June, 2003, one preliminary, non-binding offer was made for USHEALTH. The offer was insufficient to pay the Company's outstanding indebtedness at the time and was ultimately withdrawn by the offeror. No other credible offers were received.

        Although the Merger does not require the approval of a majority of the Public Stockholders or a majority of disinterested directors and there has not been a representative of the Public Stockholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Public Stockholders will be entitled to exercise appraisal rights to have determined and to receive a court-determined fair value for their Shares under Section 262 of the DGCL (see Item 4(d), "Terms of the Transaction—Appraisal Rights") and because the Filing Persons are providing advance notice of the Merger. Therefore, the Filing Person's believe that they have disclosed fully the relevant information to permit the Public Stockholders to determine whether to accept the Merger Price or to seek appraisal for their Shares. Additionally, the Merger is intended to comply with Section 253 of the DGCL, which prescribes procedures for "short-form" mergers. Moreover, the restructuring transaction contemplated by the Exchange Agreement (as defined below) which increased the ownership percentage of SSH in the Company's common stock to approximately 93% from 49% was negotiated and approved by a Special Committee of the Board of Directors of USHEALTH negotiating on behalf of the Public Stockholders.

        The Filing Persons have considered all of the foregoing factors and related analyses as a whole to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

        In addition to the foregoing factors and analyses that support the Filing Persons' belief that the Merger is procedurally and substantively fair to the Public Stockholders, the Filing Persons have considered the following four factors:

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  following the consummation of the Merger, the Public Stockholders will cease to participate in the future earning or growth, if any, of the Company, or benefit from an increase, if any, in the value of their holdings in the Company;

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  the interests of the Filing Persons in determining the Merger Price are adverse to the interests of the Public Stockholders and the fact that certain officers and directors of the Company may have actual or potential conflicts of interest in connection with the Merger as disclosed herein;

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  because the Merger is being effected pursuant to a short-form merger under Section 253 of the DGCL and consequently does not require approval by the Company's board of directors or the

    Company's stockholders (other than the Filing Person), neither the Company's board of directors nor the Public Stockholders will have the opportunity to vote on the Merger; and

  •
  the Company's board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Public Stockholders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

        After having given these additional four factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

        In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

        The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Public Stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

        Specifically, in forming their belief as to the fairness of the Merger to the Public Stockholders, the Filing Persons did not consider the purchase prices paid by them for past purchases of Shares because the Company's financial condition has materially worsened since such purchases were made. The Filing Persons believe that further efforts to "shop" the Company would not only entail substantial time delays and detract from the amount of management's time and energy focused on the Company's business, but would also disrupt and discourage the Company's employees and create extreme uncertainty among the Company's customers and suppliers.

        In addition, the Filing Persons did not consider current or historical market prices for the Shares as relevant to their belief that the Merger is fair. Historical market prices do not reflect the Company's current financial condition, which has generally continued to worsen over the last several years. The Filing Persons believe that market prices for the Shares immediately prior to the public announcement of the Merger, which were higher than the Merger Price, are not indicative of the fair value of the Shares. The trading volumes at that time were extremely low, and the Filing Persons believe that most stockholders would not have been able to sell their Shares at those prices due to the general lack of liquidity for the Shares. The Filing Persons believe that any trades at that time were speculative and did not reflect any measure of the fair or intrinsic value of the Shares.

        In connection with the terms of the employment agreement, dated as of September 1, 2004, entered into between Benjamin Cutler and USHEALTH, appointing Mr. Cutler Chairman and Chief Executive Officer of the Company (the "Employment Agreement"), the Company engaged the services of a third party to prepare a report to assist the Company in determining the exercise price of certain common stock options to be granted to Mr. Cutler and other key employees under a proposed option plan. Using several accepted valuation methodologies, such company rendered an opinion on February 28, 2005 as to the fair market value of the Shares underlying such stock options to be granted by the Company to Mr. Cutler and other key employees under a proposed option plan. The third party's opinion as to the value of such Shares was $0.21 per Share on an illiquid basis and $0.31 per Share on a liquid basis as of December 31, 2004. However, the Filing Persons did not utilize such report or any portion of the contents thereof in determining the Merger Price. Moreover, the Filing Persons did not consider the valuation disclosed in such report in their determination that the terms of the Merger are fair to the Public Stockholders. In the opinion of the Filing Persons such third party's report and the valuation contained therein are not materially related to the Merger.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Public Stockholders or the fairness of the Merger to the Filing Persons or to the Public Stockholders.

TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET

        See the section above captioned "Summary Term Sheet."

ITEM 2. SUBJECT COMPANY INFORMATION

        (a)   NAME AND ADDRESS.    The name of the Company is USHEALTH Group, Inc. The principal executive offices of the Company are located at 3100 Burnett Plaza, Unit 33, 801 Cherry Street, Fort Worth, Texas 76102, and its telephone number is (817) 878-3300.

        The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 233 Broadway, New York, New York 10279 and 175 Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.

        (b)   SECURITIES.    The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $.01 per share, of the Company. As of April 15, 2005, there were 50,763,826 Shares outstanding, and Options to purchase an additional 360,600 Shares were outstanding.

        (c)   TRADING MARKET AND PRICE.    The Shares have been trading over-the-counter on the OTC Bulletin Board under the symbol "USHE.OB"; prior to that date, they were traded in the Nasdaq National Market System. The following table sets forth the high and low closing sales prices per Share for each of the periods indicated, as reported in publicly available sources.

	High	Low
Year ended December 31, 2003
First Quarter	$0.72	$0.30
Second Quarter	0.52	0.35
Third Quarter	0.60	0.35
Fourth Quarter	0.35	0.15
Year ended December 31, 2004
First Quarter	$0.36	$0.14
Second Quarter	0.55	0.31
Third Quarter	0.80	0.35
Fourth Quarter	0.80	0.35
First Quarter (2005)	$0.64	$0.36

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

        (d)   DIVIDENDS.    To the knowledge of the Filing Persons, the Company has never declared or paid any dividends in respect of the Shares.

        (e)   PRIOR PUBLIC OFFERINGS.    Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, the Company, has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

        (f)    PRIOR STOCK PURCHASES.    None of the Filing Persons nor any affiliate of any of the Filing Persons has purchased any Shares during the past two years, except as described under Item 5(e) below.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

SSH

        (a)   NAME AND ADDRESS.    The principal business address of SSH, which also serves as its principal office, is 11 Madison Avenue, New York, New York 10010, and its telephone number is (212) 325-2000.

        (b)   BUSINESS BACKGROUND OF ENTITY.    SSH is organized under the laws of the State of Delaware.

        (c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS.    The name, business address, position with SSH, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of SSH, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of SSH or, to the best knowledge of SSH, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of SSH or, to the best knowledge of SSH, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

CAA ACQUISITION

        (a)   NAME AND ADDRESS.    The principal business address of CAA Acquisition, which also serves as its principal office, is 11 Madison Avenue, New York, New York 10010, and its telephone number is (212) 325-2000. CAA Acquisition is wholly owned by SSH, which beneficially owns 93% of the Shares.

        (b)   BUSINESS BACKGROUND OF ENTITY.    CAA Acquisition, a newly organized corporation wholly owned by SSH, was formed for the sole purpose of merging with and into the Company. CAA Acquisition is organized under the laws of the State of Delaware.

        (c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS.    The name, business address, position with CAA Acquisition, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of CAA Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of CAA

Acquisition or, to the best knowledge of CAA Acquisition, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of CAA Acquisition or, to the best knowledge of CAA Acquisition, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION

        (a)   MATERIAL TERMS.    Prior to the Effective Date, SSH plans to contribute all of its 47,210,376 Shares to CAA Acquisition, representing in the aggregate approximately 93% of the Shares outstanding. On the Effective Date, CAA Acquisition will merge with and into USHEALTH pursuant to Section 253 of the DGCL, with USHEALTH to be the surviving corporation. To so merge, the Board of Directors and the sole stockholder of CAA Acquisition will approve the Merger and CAA Acquisition will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:

  •
  each Share issued and outstanding immediately prior to the Effective Date (other than Shares held by the Filing Persons) will be cancelled and extinguished and each Share held by the Public Stockholders of USHEALTH (other than Shares held by the Public Stockholders of USHEALTH, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Price; and

  •
  each share of CAA Acquisition's capital stock issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Company as the surviving corporation of the Merger. As a result of the Merger, SSH will own all of the outstanding equity interests in the Company.

        Under the DGCL, because CAA Acquisition will hold at least 90% of the outstanding Shares prior to the Merger, CAA Acquisition will have the power to effect the Merger without a vote of the Company's Board of Directors or Public Stockholders. CAA Acquisition intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of the Company's Board of Directors or Public Stockholders. The Merger Price payable to Public Stockholders is $.31 in cash per Share. The reasons for the Merger are set out in "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Reasons." Certain federal income tax consequences of the Merger are set out in "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger."

        Upon completion of the Merger, in order to receive the cash Merger Price of $.31 per Share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent at 135 S. LaSalle Street, Suite 1960, Chicago, IL 60603, Attn: Mr. Joseph Pellicore, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record within 10 calendar days of the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

        The Merger will be accounted for as the acquisition of a minority interest by SSH, using the purchase method of accounting.

        For federal income tax purposes, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders' Shares. See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger."

        (b)   DIFFERENT TERMS.    Stockholders of the Company will be treated as described in Item 4(a), "Terms of the Transaction—Material Terms."

        (c)   APPRAISAL RIGHTS.    Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (f).

        Notice of the Effective Date and the availability of appraisal rights under Section 262 (the "Merger Notice") will be mailed to record holders of the Shares by the Company, as the surviving corporation in the Merger, within 10 calendar days after the Effective Date and should be reviewed the Public Stockholders. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from the Company an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder's right to appraisal.

        Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Patrick H. O'Neill, Executive Vice President, General Counsel and Secretary of the Company, at the Company's offices at 3100 Burnett Plaza, Unit 33, 801 Cherry Street, Fort Worth, Texas 76102.

        If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

        A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 calendar days after the Effective Date, the Company, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on the Company.

        Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

        If a petition for an appraisal is timely filed and a copy is served upon the Company, the Company will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

        The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of the Company. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

        For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger."

        The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f). STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

        (d)   PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.    None of the Filing Persons intends to grant the Public Stockholders special access to the Company's records in connection with the Merger. None of the Filing Persons intends to obtain counsel to or appraisal services for the Public Stockholders.

        (e)   ELIGIBILITY FOR LISTING OR TRADING.    Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)   (1)—(2) TRANSACTIONS.

        On December 31, 2003, the Company completed an exchange of its redeemable convertible preferred stock and restructuring of its notes payable held by SSH and Credit Suisse First Boston Management LLC, a Delaware limited liability company ("Management LLC"), respectively, both affiliates of Credit Suisse First Boston LLC ("CSFB") (together, SSH and Management LLC, the "CSFB entities") that resulted in, among other things, an extension of the maturity dates of such preferred stock and notes held by the CSFB entities from March 24, 2004 and April 17, 2004, respectively, to March 24, 2010. The restructuring was effected pursuant to an Exchange Agreement dated as of December 31, 2003 between the Company, SSH, and Management LLC (the "Exchange Agreement").

        Prior to the restructuring, SSH held 36,567 shares plus accrued dividends equal to 937 shares of 10.25% Series A Convertible Preferred Stock ("Series A Preferred") of the Company with a stated value of approximately $37.5 million. Pursuant to the Exchange Agreement, SSH received 37,504 shares of 5.5% Series B convertible participating preferred stock ("Series B Preferred") of the Company in exchange for the shares of the Series A Preferred and accrued dividends held by SSH. The conversion price of the Series B Preferred was $.85246 per share (or 1,173.1 shares of common stock per share of Series B Preferred) versus $4.88 per share for the Series A Preferred (or 204.9 shares of common stock per share of Series A Preferred). The shares of the Series A Preferred were cancelled.

        Prior to the restructuring, CSFB, through SSH, was the Company's largest stockholder, owning approximately 49% of the outstanding shares of common stock of the Company and, on an as converted, fully-diluted basis assuming conversion of the outstanding Series A Preferred, approximately 75.4% of the common stock. As a result of the exchange for Series B Preferred, CSFB, through SSH, owned on an as converted, fully diluted basis, approximately 93% of the common stock with the remaining 7% held by stockholders not affiliated with CSFB.

        On March 15, 2004, USHEALTH's common shareholders approved an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of common stock to 75 million shares from 30 million shares. The approval of this amendment resulted in the automatic conversion of all 37,504 outstanding shares of the Series B Preferred into 43,995,026 shares of common stock. All outstanding shares of the Series B Preferred were held by SSH, the Company's largest shareholder. The conversion of the Series B Preferred increased the ownership percentage of SSH in the Company's common stock to approximately 93% from 49%.

        Following the conversion of the Series B Preferred Stock, SSH obtained sufficient voting power to be able to approve a short-form merger with the Company without a vote of the Board or the Public Stockholders. However, the CSFB entities agreed in the Exchange Agreement that the Company would not consummate such a transaction at a cash price per share that did not reflect fair value under applicable Delaware law as reasonably determined by the controlling stockholder; provided that, prior to January 1, 2005, such price could not be less that $.40 per share. The Public Stockholders would have appraisal rights under Delaware law in connection with such short-form merger.

        The restructuring of the notes payable to Management LLC in the amount of $15.3 million as of December 31, 2003 (including accrued interest) was effected under the Exchange Agreement by an amendment to the Credit Agreement dated as of April 17, 2001 between the Company and Management LLC (the "Credit Agreement"). In addition to the extension of the maturity date to March 24, 2010, the interest rate of the note payable was reduced from 12% to 6% per annum. A $1.5 million facility fee, of which $1.35 million was accrued as of December 30, 2003, payable upon maturity of the note payable, was waived. On December 31, 2003, the balance of the accrued facility fee was credited directly to capital in excess of par value. In the event that the Company failed to receive the approval of its stockholders in favor of the amendment to the certificate of incorporation described above by June 30, 2004, other than if such failure was the direct or indirect result of any action taken or failed to be taken by the CSFB entities, such failure would have constituted an event of default under the notes payable which, among other things, would have resulted in the holder of the Series B Preferred having the right to vote on all matters, other than the election of directors, thereafter brought to the stockholders of the Company.

        Management LLC has also agreed that the notes payable under the Credit Agreement will be subordinate to up to $10 million in borrowings under the credit agreement, dated as of December 31, 2003, among Ascent Funding, Inc., the Company, NationalCare® Marketing, Inc. and the Frost National Bank including exhibits to such agreement (the "Frost Credit Agreement"). The Company, certain of its subsidiaries, Management LLC and the lender under the Frost Credit Agreement have entered into an Intercreditor and Subordination Agreement dated as of December 31, 2003 to give effect to this subordination agreement. Management LLC has entered into a Consent Related to Intercreditor and Subordination Agreement, dated as of December 29, 2004, among The Frost National Bank, Management LLC, the Company and its subsidiaries a party thereto and SSH (the "Intercreditor Consent"), whereby Management LLC has consented to an amendment to the Frost Credit Agreement, which provides for the extension of the maturity date from January 15, 2005 to January 15, 2007.

        The restructuring transaction contemplated by the Exchange Agreement was negotiated and approved by a Special Committee of the Board of Directors consisting exclusively of directors independent of CSFB entities and their management. The Special Committee received an opinion from Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") that the restructuring transaction was fair, from a financial point of view, to the Company and the Public Stockholders.

        References to and descriptions of the Credit Agreement, the Frost Credit Agreement, the Intercreditor Consent and the Exchange Agreement as set forth herein are qualified in their entirety by reference to the copies of the Credit Agreement, the Frost Credit Agreement, the Intercreditor Consent and the Exchange Agreement. A copy of the Credit Agreement was filed as Exhibit 10.1 to the Company's Form 8-K filed on April 25, 2001 and is incorporated herein by reference. A copy of the Frost Credit Agreement was filed as Exhibit 10.49 to the Company's Form 10-K filed on February 27, 2004 and is incorporated herein by reference. A copy of the Intercreditor Consent was filed as Exhibit 9 to Credit Suisse First Boston's Schedule 13D/A filed on January 13, 2004 and is incorporated herein by reference. A copy of the Exchange Agreement was filed as Exhibit 10.1 to the Company's Form 8-K filed on January 6, 2004 and is incorporated herein by reference.

        (b)   SIGNIFICANT CORPORATE EVENTS.    Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on the Schedule I hereto and (ii) the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors or sale or other transfer of a material amount of assets of the Company.

        (c)   NEGOTIATIONS OR CONTACTS.    Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

        (d)   CONFLICTS OF INTEREST.    Not applicable.

        (e)   AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.    The following are all the agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.

  Exchange Agreement

        The Exchange Agreement provides that, during the period that the Company is required to have two independent directors, independent director approval will be required for transactions between the Reporting Person or its affiliates and the Company, except for (i) a short-form merger pursuant to Section 253 of the DGCL that has an effective date on or after January 1, 2005 and that provides for merger consideration to the Public Stockholders which is all cash and which has been reasonably determined by the relevant parent stockholder to constitute fair value (after subtracting debt and other liabilities of the Company and its subsidiaries) within the meaning of Section 262 of the DGCL, and (ii) until January 1, 2005, certain business combination transactions in which the Public Stockholders receive all cash in exchange for their Shares.

  Employment Agreement

        Pursuant to the terms of the Employment Agreement, Mr. Cutler will receive an option to purchase 10% or 5,025,619 shares of USHEALTH's common stock. The option may be exercised at an exercise price to be determined by the Board of Directors of the Company in good faith based on generally accepted industry valuation methodologies and were deemed outstanding at December 31, 2004 with an average remaining contractual life of approximately five years. In addition, under the Employment Agreement, an additional equity pool of 20% of the fully-diluted shares of the Company is to be reserved for options and/or other equity awards to be granted to other employees as recommended by management and approved by the Board of Directors (or a designated committee thereof). In the event that such additional pool is not entirely allocated to grants made to other employees, Mr. Cutler shall be eligible to receive additional options and/or other equity awards with respect to such unallocated shares available in such pool, up to a maximum level of 15% (including the shares subject to the initial option granted to Mr. Cutler) of the fully-diluted shares of common stock of the Company. If such additional pool is allocated to grants made to other employees, then Mr. Cutler will not receive any options or other equity awards in addition to the initial option granted to him. Under the Employment Agreement, Mr Cutler is also entitled to receive a participation interest in a liquidity performance pool based on USHEALTH's future value in a sale or similar transaction.

  Contribution Agreement

        Pursuant to the Contribution Agreement, dated as of April 15, 2005 (the "Contribution Agreement") between SSH and CAA Acquisition, SSH intends to contribute the Shares it owns to CAA Acquisition in exchange for common stock of CAA Acquisition. On the Effective Date, CAA Acquisition intends to acquire through the Merger the Shares that CAA Acquisition does not then own.

        References to and descriptions of the Exchange Agreement, the Employment Agreement and the Contribution Agreement and are as set forth herein are qualified in their entirety by reference to the copies of the Exchange Agreement, the Employment Agreement and the Contribution Agreement. A copy of the Exchange Agreement was filed as Exhibit 10.1 to the Company's 8-K filed on January 6, 2004 and is incorporated herein by reference. A copy of the Employment Agreement was filed as Exhibit 10.42 to the Company's Form 10-Q filed on November 5, 2004 and is incorporated herein by reference. A copy of the Contribution Agreement is filed as Exhibit (d) hereto.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a)   Not Applicable.

        (b)   USE OF SECURITIES ACQUIRED.    The Shares acquired in the Merger from the Public Stockholders will be cancelled.

        (c)   PLANS.    It is currently expected that, following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted. SSH intends to continue to evaluate the business and operations of the Company with a view to maximizing the Company's potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing. SSH intends to cause the Company to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to the Exchange Act. For additional information see Item 4, "Terms of the Transaction" and "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects."

        The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for sales of any of the Company's businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of the Company's current management, except that SSH intends to appoint a new Board of Directors for the Company, a majority of the members of which will be representatives of the Filing Persons.

        Except as otherwise described in this Schedule 13E-3, the Company has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

  •
  any extraordinary corporate transaction involving the Company after the completion of the Merger;

  •
  any sale or transfer of a material amount of assets currently held by the Company after the completion of the Merger;

  •
  any change in the Board of Directors or management of the Company;

  •
  any material change in the Company's dividend rate or policy, or indebtedness or capitalization; or

  •
  any other material change in the Company's corporate structure or business.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

        See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger."

ITEM 8. FAIRNESS OF THE TRANSACTION

        See "Special Factors—Fairness of the Merger."

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        See "Special Factors—Reports, Opinions, Appraisals and Negotiations."

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a)   SOURCE OF FUNDS.    The total amount of funds required by CAA Acquisition to pay the Merger Price to all Public Stockholders, and to pay related fees and expenses, is estimated to be approximately $1,341,789. CAA Acquisition will obtain $328,931 of the necessary funds from SSH in the form of an unsecured loan that will bear interest at a rate of 6.0% per year and will become due and payable on the one-year anniversary of the Merger. SSH will contribute the rest of the necessary funds to CAA Acquisition in the form of a capital contribution Because SSH has committed to provide the necessary financing for the Merger, CAA Acquisition has no alternative financing arrangements. No plans or arrangements have been made by CAA Acquisition or SSH with respect to the repayment or the refinancing of this loan. SSH has committed to provide any financing required by CAA Acquisition to consummate the proposed merger. There are no conditions to the financing of the Merger.

        (b)   CONDITIONS.    There are no conditions to the Merger or the financing of the Merger.

        (c)   EXPENSES.    The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

        None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

        The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Legal fees and expenses	$200,000
Filing	220
Paying Agent (including mailing)	20,000
Miscellaneous fees and expenses	20,000

Total	240,220

        (d)   BORROWED FUNDS.    Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)   SECURITIES OWNERSHIP.    On the Effective Date, immediately prior to the Merger, CAA Acquisition is expected to be the owner of 47,210,376 Shares, representing 93% of the outstanding Shares. Because SSH owns 100% of the equity interest in CAA Acquisition, SSH may also be deemed to be the beneficial owners of these Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

        (b)   SECURITIES TRANSACTIONS.    SSH will contribute 47,210,376 Shares to CAA Acquisition on the Effective Date immediately prior to the Merger.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

        Not applicable.

ITEM 13. FINANCIAL STATEMENTS

        (a)   FINANCIAL INFORMATION.    The audited consolidated financial statements of the Company as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 are incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data of the Company included as Item 8 to the Company's Annual Report on Form 10-K for its year ended December 31, 2004 (the "Form 10-K").

        The Form 10-K is available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 233 Broadway, New York, New York 10279 and 175 Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

        (b)   PRO FORMA INFORMATION.    Not applicable.

        (c)   SUMMARY INFORMATION.    Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of the Company contained in the Form 10-K. More comprehensive financial information is included in the Form 10-K and in other documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Form 10-K and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

        USHEALTH's ratio of earnings to fixed charges was 64.3% and 67.9% for the years ended December 31, 2004 and 2003, respectively. USHEALTH's book value per share as of December 31, 2004 was $0.69.

        The selected financial information presented below as of and for the years ended December 31, 2002, 2003 and 2004 has been derived from the Company's Consolidated Financial Statements, which have been audited by Ernst & Young LLP. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,
	2004	2003	2002
Statement of Operations Data:
Premiums	$92,239	$101,574	$111,048
Total revenues	103,253	117,375	127,919
(Loss) income from continuing operations before income taxes	(125)	(282)	494
(Loss) income from continuing operations	(156)	(282)	494
Loss from discontinued operations(1)	(2,127)	(1,066)	(1,425)
Net Loss	(2,283)	(1,348)	(931)
Preferred stock dividends	430	1,759	3,263
Loss applicable to common stockholders	(2,713)	(3,107)	(4,194)
Loss Per Share:
Basic and diluted loss from continuing operations per share	$(0.02)	$(0.31)	$(0.43)
Basic and diluted loss per share	$(0.07)	$(0.48)	$(0.64)
Weighted Average Shares Outstanding:
Basic and diluted	41,662	6,531	6,505
	December 31,
	2004	2003	2002
Balance Sheet Data:
Cash and invested assets	$105,861	$105,239	$112,174
Total assets	140,108	143,929	155,440
Policy liabilities	78,112	81,068	91,559
Notes payable	16,478	15,770	18,189
Total liabilities	105,368	106,598	119,283
Redeemable convertible preferred stock(2)	—	—	33,896
Stockholders' equity(2)	34,740	37,331	2,261

(1)
In October 2004, the Company sold its printing subsidiary, Westbridge Printing Services, Inc. ("WPS"). The operating results of WPS are presented as (loss) income from discontinued operations.

(2)
On December 31, 2003, 36,567 shares plus accrued dividends equal to 937 shares of 10.25% Series A Convertible Preferred Stock were exchanged for 37,504 shares of 5.5% Series B Convertible Preferred Stock. Stockholders' equity at December 31, 2003 includes $37.5 million of 5.5% Series B Convertible Preferred Stock.

        RECENT FINANCIAL PERFORMANCE.    The Company's audited, consolidated financial statements for the year ended December 31, 2004 indicated that the Company had revenues of

$103.3 million, loss from continuing operations of ($0.2) million and net loss of ($2.3) million, compared to revenues of $117.4 million, loss from continuing operations of ($0.3) million and net loss of ($1.3) million for the year ended December 31, 2003. The Company's total stockholders equity was $34.7 million at December 31, 2004, compared to total stockholders' equity of $37.3 million at December 31, 2003.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)   SOLICITATIONS OR RECOMMENDATIONS.    There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

        (b)   EMPLOYEES AND CORPORATE ASSETS.    Corporate assets of the Company will not be used by the Filing Persons in connection with the Merger.

ITEM 15. ADDITIONAL INFORMATION

        None.

ITEM 16. EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)	Letter from SSH to Company shareholders
(b)	None
(c)	None
(d)	Contribution Agreement
(f)	Delaware General Corporation Law Section 262
(g)	None

SIGNATURES

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 18, 2005

SPECIAL SITUATIONS HOLDINGS, INC.—WESTBRIDGE
By:	/s/ ALAN H. FREUDENSTEIN Name: Alan H. Freudenstein Title: President
CAA ACQUISITION CORP.
By:	/s/ ALAN H. FREUDENSTEIN Name: Alan H. Freudenstein Title: President and Secretary

SCHEDULE I

MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
OF THE FILING PERSONS

        The name, business address, position with entity, present principal occupation or employment and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

SPECIAL SITUATIONS HOLDINGS, INC.—WESTBRIDGE

        DIRECTORS AND EXECUTIVE OFFICERS.

NAME AND ADDRESS	POSITION WITH SSH	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Alan H. Freudenstein 11 Madison Avenue New York, New York 10010 USA	President and Director	Alan H. Freudenstein has been President and Board Member of SSH since June 2002. Mr. Freudenstein is a Managing Director in the Private Equity Division of CSFB. He is also President of Management LLC. Mr Freudenstein had been a Director of USHEALTH since 2003. From 1992 through July 2000, Mr. Freudenstein was a Managing Director at Bankers Trust Company, where he was responsible for incubation and venture investments within the New World Ventures Group.
Gregory M. Grimaldi 11 Madison Avenue New York, New York 10010 USA	Director
Gregory M. Grimaldi has been a director of SSH since March 2005. Mr. Grimaldi is a Vice President of CSFB. Mr. Grimaldi had been a Director of USHEALTH since January 1, 2004. From 1998 to 2000, he was an Associate at Insight Capital Partners and from 1996 to 1998, he was an analyst at Merrill Lynch. Mr. Grimaldi also serves as a director of Longitude, Inc.

        STOCK OWNERSHIP.

        SSH beneficially owns 93% of the outstanding Shares.

        None of the persons for whom information is provided in this Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CAA ACQUISITION CORP.

        DIRECTORS AND EXECUTIVE OFFICERS.

NAME AND ADDRESS	POSITION WITH CAA ACQUISITION	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Alan H. Freudenstein 11 Madison Avenue New York, New York 10010 USA	President and Secretary	Alan H. Freudenstein has been President and Secretary of CAA Acquisition since its incorporation this year. Mr. Freudenstein is a Managing Director in the Private Equity Division of CSFB. He is also President of Management LLC. Mr Freudenstein had been a Director of USHEALTH since 2003. From 1992 through July 2000, Mr. Freudenstein was a Managing Director at Bankers Trust Company, where he was responsible for incubation and venture investments within the New World Ventures Group.
Gregory M. Grimaldi 11 Madison Avenue New York, New York 10010 USA	Vice President and Treasurer
Gregory M. Grimaldi has been Vice President and Treasurer of CAA Acquisition since its incorporation this year. Mr. Grimaldi is a Vice President of CSFB. Mr. Grimaldi had been a Director of USHEALTH since January 1, 2004. From 1998 to 2000, he was an Associate at Insight Capital Partners and from 1996 to 1998, he was an analyst at Merrill Lynch. Mr. Grimaldi also serves as a director of Longitude, Inc.
Rhonda Matty 11 Madison Avenue New York, New York 10010 USA	Assistant Secretary	Rhonda Matty has been Assistant Secretary of CAA Acquisition since its incorporation this year. Ms. Matty has been a Vice President of CSFB for the past five years.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither CAA Acquisition nor any director or executive officer of CAA Acquisition beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by SSH.

        Unless otherwise stated in this Schedule I, each person for whom information is provided in this Schedule I is a U.S. citizen.

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SUMMARY TERM SHEET
INTRODUCTION
SPECIAL FACTORS PURPOSE, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
FAIRNESS OF THE MERGER
REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
TRANSACTION STATEMENT
SELECTED CONSOLIDATED FINANCIAL INFORMATION
SIGNATURES
SCHEDULE I
MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS